U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                 AMENDMENT NO. 1 TO NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it is amending and adopting as its own the notification of registration of Templeton Global Smaller Companies Fund, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such amendment of notification of registration submits the following information:



Name of registrant:                     TEMPLETON GLOBAL SMALLER COMPANIES FUND



Address of Principal Business Office:   500 East Broward Boulevard, Suite 2100
                                        Ft. Lauderdale, Florida 33394-3091

Telephone Number (including area code): (800) 368-3677


Name and address of agent for           Barbara J. Green
service of process:                     Templeton Global Smaller Companies Fund
                                        500 East Broward Boulevard, Suite 2100
                                        Ft. Lauderdale, Florida 33394-3091

Copies to:
              Bruce G. Leto, Esq., Stradley, Ronon, Stevens & Young, LLP 2600 One Commerce Square, Philadelphia, PA 19103-7098



Check appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form
N-8A: YES [X]*   NO []

     * In connection with a reorganization changing domicile from Maryland to Delaware, the registrant, Templeton Global Smaller Companies Fund, a Delaware statutory trust, filed with the U.S. Securities and Exchange Commission an amendment to the registration statement of Templeton Global Smaller Companies Fund, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940, as amended, on April 22, 2004, amending and adopting such registration statement as the registrant's own pursuant to Rule 414 under the Securities Act of 1933, as amended. The amendment became effective on June 1, 2004.





                                   SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this amendment of notification of registration to be duly signed on its behalf in the City of San Mateo and the State of California on the 1st day of June, 2004.




                                        Templeton Global Smaller Companies Fund


                                        BY:/s/DAVID P. GOSS
                                           -----------------------------------
                                           Name:  David P. Goss
                                           Title: Vice President and
                                                  Assistant Secretary

Attest:/s/ROBERT C. ROSSELOT
       -----------------------------
       Name:   Robert C. Rosselot
       Title:  Assistant Secretary





         IC No. 811-03143